UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **June 9, 2004**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Item 5. Other Events and Required FD Disclosure.

On June 9, 2004, Independence Holding Company issued a press release announcing special 80% stock dividend and an 80% increase in annual cash dividend, a copy of which is attached as Exhibit 99.1.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>June 9, 2004</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NASDAQ – INHO

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
SPECIAL 80% STOCK DIVIDEND AND AN 80% INCREASE IN ANNUAL CASH DIVIDEND**

Stamford, Connecticut, June 9, 2004. Independence Holding Company ("IHC") (NASDAQ: INHO) today reported a special 80% stock dividend (e.g. a holder of 100 shares will receive 80 dividend shares for a total of 180 shares) and a $.045 per share cash dividend payable to shareholders of record on June 18, 2004 with a distribution date of July 2, 2004. Fractional shares will be paid in cash in lieu of stock.

Roy T.K. Thung, Chief Executive Officer, commented, "This special 80% stock dividend is part of our continuing program to enhance liquidity for our shareholders, which we began with a special 10% stock dividend paid in August 2000. In addition, we are pleased to announce an 80% increase in our cash dividend. We expect that IHC's cash dividends will now be paid semi-annually in January and July, rather than once annually, and at the per annum rate of $.05 per share which is the equivalent of $.09 per share before giving effect to the 80% stock dividend. This enhanced dividend will commence with the cash dividend payable on July 2, 2004."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Security Life sells employer medical stop-loss, long-term and short-term disability, and group life and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.